SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g)of the Securities Exchange Act of 1934 or
       Suspension of Duty to File Reports Under Sections 13 and 15(d) of
                      the Securities Exchange Act of 1934

                                                 Commission File Number  1-10728

                        United States Filter Corporation
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             (Exact name of registrant as specified in its charter)

        40-004 Cook Street, Palm Desert, California 92211, (760)340-0098
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          Common Stock, $.01 par value per share and associated Rights
                  4.5% Convertible Subordinated Notes due 2001
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            (Title of each class of securities covered by this Form)

                                      None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)        [ x ]   Rule 12h-3(b)(1)(i)      [ x ]
      Rule 12g-4(a)(1)(ii)       [   ]   Rule 12h-3(b)(1)(ii)     [   ]
      Rule 12g-4(a)(2)(i)        [   ]   Rule 12h-3(b)(2)(i)      [   ]
      Rule 12g-4(a)(2)(ii)       [   ]   Rule 12h-3(b)(2)(ii)     [   ]
                                         Rule 15d-6               [   ]

     Approximate number of holders of record of the Common Stock (and associated Rights) as of the certification or notice date: One

     Approximate   number  of  holders   of  record  of  the  4.5%   Convertible
Subordinated Notes due 2001 as of the certification or notice date: [31]


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     Pursuant to the requirements of the Securities Exchange Act of 1934, United
States Filter Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 24, 1999                  By: /s/ Richard J. Heckmann
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                                      Name and
                                      Title:     Richard J. Heckmann
                                                 Chairman of the Board and
                                                 Chief Executive Officer